Investor Contact: (617) 672-8818

FOR IMMEDIATE RELEASE

EATON VANCE RISK-MANAGED DIVERSIFIED EQUITY INCOME FUND

ANNOUNCES CONDITIONAL TENDER OFFER

BOSTON, MA November 14, 2013 — Eaton Vance Risk-Managed Diversified Equity Income Fund (NYSE: ETJ) (the Fund) today announced that its Board of Trustees has authorized a conditional one-time cash tender offer for 10% of the Fund’s outstanding shares, to be triggered if certain prescribed conditions relating to the Fund’s average monthly market trading discount to net asset value per share (NAV) are met.  In particular, if the Fund’s daily discount to NAV (as measured based on each day’s volume-weighted average market price) averages more than 9.75% for any of the months of February, March, April or May 2014, the Fund will conduct a tender offer for 10% of its shares outstanding on the commencement date of the tender offer (or such lesser amount that is properly tendered and not withdrawn) at a price of 96% of the Fund’s NAV.  The tender offer would commence within 30 days of the end of the month in which the triggering event occurs.  If the conditions are triggered, the Fund will issue a press release providing notification and additional information about the tender offer.

The Fund’s primary investment objective is to provide current income and gains, with a secondary objective of capital appreciation.  The Fund evaluates returns on an after-tax basis and seeks to minimize and defer federal income taxes incurred by shareholders in connection with their investment in the Fund.  The Fund employs a “collared” equity strategy, investing in a diversified portfolio of common stocks and purchasing out-of-the-money S&P 500 index put options and selling out-of-the-money S&P 500 call options.

Additional information about the Fund, including performance and portfolio characteristic information, is available at www.eatonvance.com.  Information about the Fund’s share repurchase program activities is periodically provided through press releases and included in its shareholder reports.

Eaton Vance Management is a subsidiary of Eaton Vance Corp. (NYSE: EV), one of the oldest investment management firms in the United States, with a history dating back to 1924.  Eaton Vance and its affiliates managed $273.1 billion in assets as of September 30, 2013, offering individuals and institutions a broad array of investment strategies and wealth management solutions.  The Company’s long record of providing exemplary service, timely innovation and attractive returns through a variety of market conditions has made Eaton Vance the investment manager of choice for many of today’s most discerning investors.  For more information about Eaton Vance, visit www.eatonvance.com.

Shares of closed-end funds often trade at a discount to NAV.  The market price of Fund shares can be affected by factors such as changing perceptions about the Fund, market conditions, fluctuations in supply and demand for Fund shares, or changes in Fund distributions.  Fund shares are subject to investment risk, including possible loss of principal invested.  No fund is a complete investment program and you may lose money investing in the Fund.  An investment in the Fund may not be appropriate for all investors.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund.  The Fund has not commenced the tender offer described in this release, and the tender offer will not occur unless the prescribed conditions are met.  A tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov.  In the event of a tender offer, the Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal.  Shareholders should read these documents carefully, as they would contain important information about the tender offer.

Statements in this press release that are not historical facts are forward-looking statements as defined by the United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

###